FOR IMMEDIATE RELEASE            Contact:  Guy T. Marcus
April 25, 2001                             Vice President - Investor Relations
                                           214/978-2691

                                           Wendy Hall
                                           Manager - Media Relations
                                           713/676-5227

                   HALLIBURTON COMPANY FIRST QUARTER EARNINGS
                             INCREASE 219 PERCENT -
                ENERGY SERVICES GROUP OPERATING INCOME QUADRUPLES


     DALLAS, Texas -- Halliburton Company (NYSE: HAL) reported today that 2001 first quarter net income was $109 million ($0.25 per diluted share). Net income from continuing operations was $86 million an increase of 219 percent over the prior year quarter.
     Revenues from continuing operations were $3.1 billion in the 2001 first quarter, an increase of 10 percent compared to the year ago quarter. Operating income of $198 million for the quarter represents an increase of 144 percent compared to the 2000 first quarter operating income of $81 million. Strong growth in Energy Services Group revenues and operating income were partially offset by lower activity levels in the Engineering and Construction Group business segment.
     Dave Lesar, Halliburton's chairman of the board, president and chief executive officer, said, "We had an outstanding quarter. The Energy Services Group continues to provide both earnings and revenue growth, and we are encouraged with the progress resulting from the restructuring of our engineering and construction business. We are well positioned to build upon our excellent performance within North America as well as capture benefits from increased international exploration and production spending by our customers."

2001 First Quarter Segment Results
     Effective with the 2001 financial reporting period, Halliburton's financial statements have been restated to reflect the restructuring of the Company's engineering and construction operations. The changes affect both the Energy Services Group and the Engineering and Construction Group business segments. For

                                     -more-

Halliburton Company                                    page 2


investors' reference, supplemental tables are attached and provide restated data for 1999 and 2000.

     The Energy Services Group segment posted 2001 first quarter revenues of $2 billion representing an increase of 43 percent compared to the 2000 first quarter. All product service lines and geographic regions increased revenues compared to the prior year quarter. Energy Services Group revenues in the United States increased by 63 percent from the year earlier quarter, while international revenues increased by 31 percent.
     Operating income for the Energy Services Group segment was $200 million, which improved over 300 percent from the first quarter 2000. Operating margins were 9.8 percent compared to 3.4 percent a year earlier. Operating income improvements for this segment were mostly attributable to Halliburton Energy Services, where operating income increased almost 250 percent compared to the first quarter of 2000. This resulted in incremental margins at Halliburton Energy Services of 30 percent year-over-year. The operating income improvement at Halliburton Energy Services was primarily due to higher activity levels and improved pricing for products and services in North America. The segment also benefited from higher levels of software sales and consulting services offered by Landmark and the ramp up of the Barracuda-Caratinga deepwater project in Brazil.
     The  Engineering  and  Construction  Group  segment's  first  quarter  2001 revenues were $1.1 billion, a decrease from the $1.4 billion achieved in the first quarter of 2000. The segment posted an operating profit of $18 million for the 2001 first quarter as compared to the first quarter profits of $49 million in 2000. Continued delays on project awards by our customers impacted revenue and profitability for the first quarter compared to the prior year.
     Addressing the company's results, Dave Lesar said, "We are very pleased with the continued strong performance of our pressure pumping business in North America. We are also encouraged by the improved profitability of our other product service lines within the Energy Services Group as well as the increased profitability we are beginning to see in some international areas. Discussions with customers support my confidence that the improvements in our Energy Services business will continue throughout 2001. The overall trend of delayed engineering and construction projects is expected to continue into the second half of the year when new projects should begin to be awarded. Our newly aligned and consolidated engineering and construction segment has us well positioned and eagerly awaiting the anticipated new project awards. We are committed to deliver revenues of $4.0 billion to $4.2 billion in the Engineering and Construction Group with margins in the 2.5 percent to 3.0 percent range."

Discontinued Operations
     Income from discontinued operations in the 2001 first quarter was $22 million ($0.05 cents per diluted share), unchanged from the 2000 first quarter.

                                     -more-

Halliburton Company                                page 3


The Company announced completion of the sale of the Dresser Equipment Group on April 10, 2001 for a value of $1.55 billion in cash and assumed liabilities, and about a $300 million after-tax gain, or approximately $0.69 per share. This gain will be recognized in the 2001 second quarter.

Technology and Business Successes
     During 2001, Halliburton achieved a number of business and technology successes including:

     o Halliburton Energy Services (Sperry Sun product service line) completed the installation of the industry's first ITBS(TM) Isolated Tie-Back System for Norsk Hydro in the Troll Olje field from the semi-submersible "West Vanguard" in the North Sea. The system, which was specifically designed to create a TAML (Technology Advancement for Multilaterals) level 5 for multilateral wells that require hydraulic pressure and mechanical integrity at the junction, has the ability to increase the reservoir exposure and to isolate the junction from sand production.

     o Halliburton Energy Services (Sperry Sun product service line) achieved another multilateral milestone with the installation of its 275th multilateral junction successfully completed onshore in eastern Venezuela. The TAML level 4 tri-lateral was one of 24 junctions completed on 13 of the operator's wells (nine tri-lateral and four dual-lateral) using Sperry Sun propriety technology and systems.

     o Halliburton Subsea has been awarded a work order from Statoil to repair subsea connectors in the Asgard field in the Norwegian sector of the North Sea valued at approximately $28 million. The work order includes the recovery of spool pieces to surface for repair as well as the recovery of several pipeline ends. The agreement calls for specially designed and fabricated equipment. The Semi 2, MSV Maxita and MV Geofjord will be utilized as tie-in vessels.

     o Landmark Graphics Corporation announced a definitive agreement to acquire majority ownership in LMK Resources Ltd., a consulting and information technologies company based in Islamabad, Pakistan. Once complete, the acquisition will expand Landmark's development resources, as well as provide additional technical and consulting resources in the Caspian area, the Middle East and Africa.

     o Landmark Graphics Corporation completed the acquisition of PGS Data Management, its PetroBank solutions and related trademarks from Petroleum Geo-Services ASA (PGS). The acquisition, which will now form the basis for Landmark's emerging DSP - Data Service Provider -

                                     -more-

     Halliburton Company                                 page 4


         solutions, adds proven network-centric products and services which offer E&P companies the ability to find, access and exploit relevant information on a 24 hours a day, 7 days a week basis through secure, web-based access to all PetroBank centers worldwide. PetroBank has more than 90 terabytes of data available via the internet, providing comprehensive information for more than 280,000 square kilometers of PGS' worldwide data on prospects and producing basins, in addition to other major customer data. PetroBank has been selected as the repository for E&P data in Norway and Brazil.

     o The Asia Pacific Transportation Consortium, led by Kellogg Brown & Root, finalized the contract for the Alice Springs to Darwin Rail Link Project in Australia. This 1,420 kilometer railway link will provide a strategically important rail link between the southern and northern portions of Australia. Kellogg Brown & Root's share of the design and construction contract is approximately $300 million.

     o Kellogg Brown & Root completed the successful construction, onshore commissioning and installation of Asia Pacific's largest integrated deck for Shell Philippines Exploration B.V.'s Malampaya, the largest offshore installation in the world using the float over method. The topside facility was set on its concrete base as a complete integrated deck 14 days ahead of schedule. Kellogg Brown & Root pioneered the method to install the deck as one unit, which maximized onshore fabrication and testing work, and continues to complete various engineering, procurement, fabrication, installation and commissioning elements for Malampaya.

     o Kellogg Brown & Root was selected by CNOOC Chemical Ltd., a 100 percent owned China National Offshore Oil Corporation company, to build a new fertilizer complex on Hainan Island, The People's Republic of China. The complex will include a 1,500 ton/day ammonia plant which will utilize Kellogg Brown & Root's Purifier Process technology. The new complex is expected to have the lowest energy consumption for an ammonia plant in the country.

     o Kellogg Brown & Root was selected by Thai Olefins Company to provide engineering, procurement, and construction services for a new ethylene plant in Map Ta Phut. The new 300-ktpa plant will be built using Kellogg Brown & Root's Selective Cracking Optimum REcovery (SCORE (TM)) ethylene process, and will be based on ethane and LPG feedstock.

     o The AlasCan group, a ive-company joint venture in which Kellogg Brown & Root is a member, was awarded the conceptual engineering contract for a multi-billion dollar pipeline that will stretch from Alberta, Canada

                                     -more-

     Halliburton Company                              page 5


         to Chicago, Illinois. The customers, a consortium of ExxonMobil, BP and Phillips, plan to deliver natural gas from Prudhoe Bay in Alaska to the lower 48 states.

     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's web site can be accessed at www.halliburton.com.

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-K for the year ended December 31, 2000 for a more complete discussion of such risk factors.

                                       ###

                 HALLIBURTON COMPANY
          Consolidated Statements of Income
                     (Unaudited)

                                                                       Three Months Ended
                                                                            March 31
                                                          ---------------------------------------------
                                                                  2001                    2000
                                                          --------------------    ---------------------
                                                            Millions of dollars except per share data
Revenues
Energy Services Group                                     $             2,031     $              1,423
Engineering and Construction Group                                      1,113                    1,436
                                                          --------------------    ---------------------
   Total revenues                                         $             3,144     $              2,859
                                                          ====================    =====================
Operating income
Energy Services Group                                     $               200     $                 49
Engineering and Construction Group                                         18                       49
General corporate                                                         (20)                     (17)
                                                          --------------------    ---------------------
   Total operating income                                                 198                       81

Interest expense                                                          (47)                     (33)
Interest income                                                             4                        7
Foreign currency losses, net                                               (3)                      (4)
                                                          --------------------    ---------------------
Income from continuing operations
   before income taxes, minority interests,
   and change in accounting method                                        152                       51
Provision for income taxes                                                (61)                     (20)
Minority interest in net income of subsidiaries                            (5)                      (4)
                                                          --------------------    ---------------------
Income from continuing operations before
   change in accounting method                                             86                       27
                                                          --------------------    ---------------------
Discontinued operations:
Income from discontinued operations                                        22                       22
Gain on disposal of discontinued operations                                 -                      215
                                                          --------------------    ---------------------
   Total discontinued operations                                           22                      237
                                                          --------------------    ---------------------
Cumulative effect of change in
   accounting method, net                                                   1                        -
                                                          --------------------    ---------------------
Net income                                                $               109     $                264
                                                          ====================    =====================

Basic income per share:

Continuing operations before
   change in accounting method                            $              0.20     $               0.06
Income from discontinued operations                                      0.05                     0.05
                                                          --------------------    ---------------------
                                                                         0.25                     0.11
Gain on disposal of discontinued operations                                 -                     0.49
Change in accounting method                                                 -                        -
                                                          --------------------    ---------------------
Net income                                                $              0.25     $               0.60
                                                          ====================    =====================

Diluted income per share:
Continuing operations before
   change in accounting method                            $              0.20     $               0.06
Income from discontinued operations                                      0.05                     0.05
                                                          --------------------    ---------------------
                                                                         0.25                     0.11
Gain on disposal of discontinued operations                                 -                     0.48
Change in accounting method                                                 -                        -
                                                          --------------------    ---------------------
Net income                                                $              0.25     $               0.59
                                                          ====================    =====================

Basic average common shares outstanding                                   426                      442

Diluted average common shares outstanding                                 430                      444


                 HALLIBURTON COMPANY
            Pro Forma Statements of Income
                     (Unaudited)

                                                                      Three Months Ended
                                                                           March 31
                                                         ---------------------------------------------
                                                                  2001                     2000
                                                         --------------------    ---------------------
                                                           Millions of dollars except per share data
Revenues
Energy Services Group                                    $             2,031     $              1,423
Engineering and Construction Group                                     1,113                    1,436
Dresser Equipment Group                                                  359                      337
                                                         --------------------    ---------------------
    Total revenues                                       $             3,503     $              3,196
                                                         ====================    =====================
Operating income
Energy Services Group                                    $               200     $                 49
Engineering and Construction Group                                        18                       49
Dresser Equipment Group                                                   37                       36
General corporate                                                        (20)                     (17)
                                                         --------------------    ---------------------
    Total operating income                                               235                      117

Interest expense                                                         (48)                     (34)
Interest income                                                            5                        8
Foreign currency losses, net                                              (4)                      (4)
Other nonoperating, net                                                    -                        1
                                                         --------------------    ---------------------
Pro forma income before income taxes,
   minority interests, and change
   in accounting method                                                  188                       88
Provision for income taxes                                               (75)                     (34)
Minority interest in net income
  of subsidiaries                                                         (5)                      (4)
                                                         --------------------    ---------------------
Proforma income before
  change in accounting method                                            108                       50
Cumulative effect of change in
  accounting method, net                                                   1                        -
                                                         --------------------    ---------------------
Pro forma net income                                     $               109     $                 50
                                                         ====================    =====================

Basic pro forma income per share:
Before change in accounting method                       $              0.25     $               0.11
Change in accounting method                                                -                        -
                                                         --------------------    ---------------------
Pro forma net income                                     $              0.25     $               0.11
                                                         ====================    =====================

Diluted pro forma income per share:
Before change in accounting method                       $              0.25     $               0.11
Change in accounting method                                                -                        -
                                                         ---------------------   ---------------------
Pro forma net income                                     $              0.25     $               0.11
                                                         ====================    =====================

Basic average common shares outstanding                                  426                      442

Diluted average common shares outstanding                                430                      444

Note: The above pro forma financial information is for comparative purposes. This pro forma income statement excludes the gain on sale of the Dresser-Rand joint venture and treats Dresser Equipment Group as continuing operations.


                                           HALLIBURTON COMPANY
           Supplemental Schedule of Revenue and Operating Income by Restated Operating Segments
                                               (Unaudited)

                                                            Quarter ended
                                         -----------------------------------------------------
                                            Mar 31        Jun 30        Sep 30       Dec 31         Year
                                         ------------ ------------  ------------  ------------ ------------
                                                               (Amounts in millions)
2000
Revenues
Energy Services Group                    $     1,423  $     1,615   $     1,736   $     2,002  $     6,776
Engineering and Construction Group             1,436        1,253         1,288         1,191        5,168
                                         ------------ ------------  ------------  ------------ ------------
     Total revenues                      $     2,859  $     2,868   $     3,024   $     3,193  $    11,944
                                         ============ ============  ============  ============ ============

Operating income
Energy Services Group                    $        49  $       113   $       228   $       192  $       582
Engineering and Construction Group                49           30            46          (167)         (42)
General corporate                                (17)         (17)          (26)          (18)         (78)
                                         ------------ ------------  ------------  ------------ ------------
     Total operating income              $        81  $       126   $       248   $         7  $       462
                                         ============ ============  ============  ============ ============


1999
Revenues
Energy Services Group                    $     1,481  $     1,417   $     1,459   $     1,564  $     5,921
Engineering and Construction Group             1,780        1,636         1,514         1,462        6,392
                                         ------------ ------------  ------------  ------------ ------------
     Total revenues                      $     3,261  $     3,053   $     2,973   $     3,026  $    12,313
                                         ============ ============  ============  ============ ============

Operating income
Energy Services Group                    $        62  $        56   $        66   $        66  $       250
Engineering and Construction Group                53           57            31            34          175
General corporate                                (17)         (17)          (16)          (21)         (71)
Special charges and credits                        -           47             -             -           47
                                         ------------ ------------  ------------  ------------ ------------
     Total operating income              $        98  $       143   $        81   $        79  $       401
                                         ============ ============  ============  ============ ============


The Energy Services Group includes Halliburton Energy Services, Landmark Graphics, Halliburton Subsea, Wellstream, Production Services, Granhearne, and the Bredero-Shaw and EMC joint ventures. Also included in this segment are large integrated Engineering, Procurement and Construction (EPC) projects containing both surface and sub-surface components such as Barracuda / Caratinga and Terra Nova. EPC projects which do not have a sub-surface scope are included in our Engineering and Construction Group.

The Engineering and Construction Group, operating under Kellogg Brown & Root, includes the following five product lines: Onshore Operations, Offshore Operations, Government Operations, Operations and Maintenance, and Asia Pacific.

                                   HALLIBURTON COMPANY
                 Supplemental Information on Restated Operating Segments
                                       (Unaudited)
                                                                       Years ended
                                                            -------------------------------
                                                                  2000             1999
                                                            --------------    -------------
                                                                (Amounts in millions)
 Depreciation, Depletion and Amortization
---------------------------------------------
 Depreciation, depletion and amortization
   of intangibles other than goodwill                        $        380      $       393
 Amortization of goodwill                                              23               16
                                                            --------------    -------------
   Energy Services Group                                              403              409
                                                            --------------    -------------

 Depreciation, depletion and amortization
   of intangibles other than goodwill                                  31               38
 Amortization of goodwill                                              22               17
                                                            --------------    -------------
   Engineering and Construction Group                                  53               55
                                                            --------------    -------------

 Depreciation, depletion and amortization
   of intangibles other than goodwill                                  47               47
 Amortization of goodwill                                               -                -
                                                            --------------    -------------
   General corporate and shared assets                                 47               47
                                                            --------------    -------------

 Depreciation, depletion and amortization
   of intangibles other than goodwill                                 458              478
 Amortization of goodwill                                              45               33
                                                            --------------    -------------
   Total continuing operations                               $        503      $       511
                                                            ==============    =============


 Capital Expenditures
-------------------------------
 Energy Services Group                                       $        494      $       413
 Engineering and Construction Group                                    33               35
 General corporate and shared assets                                   51               72
                                                            --------------    -------------
   Total continuing operations                               $        578      $       520
                                                            ==============    =============

 Research and development
-------------------------------
 Energy Services Group                                       $        224      $       207
 Engineering and Construction Group                                     7                4
 General corporate and shared assets                                    -                -
                                                            --------------    -------------
   Total continuing operations                               $        231      $       211
                                                            ==============    =============